UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert-Bourassa Blvd., Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

On September 18, 2025, the Annual Meeting of Shareholders (the “Meeting”) of Birks Group Inc. (the “Company”) was held in Montreal, Quebec. The shareholders of record at the close of business on July 25, 2025 (the “Record Date”) were entitled to vote at the Meeting. As of the Record Date, the Company had 11,876,717 Class A voting shares outstanding (which entitle the holder to one vote per share), 7,717,970 Class B multiple voting shares outstanding (which entitle the holder to 10 votes per share) and no preferred shares outstanding.

The shareholders of the Company elected as directors, Niccolò Rossi di Montelera, Davide Barberis Canonico, Paola Farnesi, M. Eugenia Girón, Emilio B. Imbriglio, and Deborah Shannon Trudeau, to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are elected or appointed. The election of directors by the shareholders was by the following votes:

Name	Votes For	Votes Against	Votes Withheld	Non-Votes
Niccolò Rossi di Montelera	83,371,520	7,405	n/a	966,150
Davide Barberis Canonico	83,373,520	5,405	n/a	966,150
Paola Farnesi	83,374,635	4,290	n/a	966,150
M. Eugenia Girón	83,374,618	4,307	n/a	966,150
Emilio B. Imbriglio	83,370,452	8,473	n/a	966,150
Deborah Shannon Trudeau	83,370,896	8,029	n/a	966,150

The shareholders authorized the appointment of Grant Thornton S.E.N.C.R.L. as the Company’s independent auditors and authorized the directors to fix Grant Thornton S.E.N.C.R.L.’s remuneration by 84,152,893 votes in favor, 190,409 votes against, 1,773 votes withheld/abstained and 0 non-votes.

2.	CHANGE IN COMPANY’S AUDITORS

On September 9, 2025, the Company issued a press release (the “Press Release”) announcing that the board of directors of the Company (the “Board”) recommended the appointment of Grant Thornton S.E.N.C.R.L. (“Grant Thornton”) as auditors of the Company for the Company’s fiscal year ending March 28, 2026 (“fiscal year 2026”) and thus effectively ending KPMG LLP’s (“KPMG”) term as auditors. The Press Release was furnished on Form 6-K with the Securities and Exchange Commission (“SEC”).

KPMG has served as the Company’s independent auditors since January 25, 2000. On July 29, 2025, following the issuance of KPMG’s audit report on the Company’s consolidated financial statements for the fiscal year ended March 29, 2025, the Company launched a competitive request for proposal (“RFP”) process inviting KPMG and other qualified firms to submit proposals in order to evaluate and select auditors (the “Selected Auditors”) for fiscal year 2026 to serve until the next annual meeting of shareholders at such remuneration as may be fixed by the Board. The Company reviewed the various proposals received, which led to the Board’s recommendation of the appointment of Grant Thornton as the Selected Auditors.

KPMG’s audit reports on the financial statements of the Company as of and for the fiscal years ended March 29, 2025 (“fiscal year 2025”) and March 30, 2024 (“fiscal year 2024”) did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During fiscal year 2024, fiscal year 2025 and to the date of the change of auditors, there were:

(i)

no “disagreements”, as such term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of such disagreement in connection with its audit reports on the Company’s financial statements; and

(ii)

no “reportable events”, as such term is defined in Item 16F(a)(1)(v) of Form 20-F, except for the KPMG’s communication of material weaknesses in internal control over financial reporting as of March 29, 2025 related to (i) the lack of sufficient accounting and financial reporting personnel to appropriately segregate duties in the preparation and review of certain account reconciliations (purchases and leases) and journal entries, (ii) the insufficient design of certain management review controls (assessment of future operation and inventory reserves) due to the inadequate retention of documentary evidence including management’s assessment related to the completeness and accuracy of the underlying information, and (iii) the insufficient design of a control related to the review of the classification of a cash flow transaction.

The Company has provided KPMG with a copy of this 6-K and requested that KPMG furnish a letter addressed to the SEC stating whether or not it agrees with the Company’s statements. A copy of KPMG’s letter is furnished hereto as Exhibit 16.1 to this Form 6-K and is incorporated herein by reference.

3.	GENERAL

The information included in this Form 6-K shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act other than this Form 6-K, except as shall be expressly set forth by specific reference in such filing to this Form 6-K.

The inclusion of any website address herein, including in any exhibit attached hereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, each such website is not part of this Form 6-K or incorporated herein.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 16.1	Letter from KPMG LLP to the Securities and Exchange Commission, dated September 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: September 24, 2025		Vice President, Human Resources, Chief Legal Officer and Corporate Secretary

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